24-10091

04031229

RECEIVED MAY 24 2004 PROCESSING 181 WASH. D.C.

FORM 1-A

REGULATION 'A' OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Wirewing Inc.

Principal Executive Office
2979 Barley Mill Road
Yorklyn, Delaware 19736
800-223-3928

Service Agent
Robert L Cole
4349 Beaconsfield Avenue
Montreal, Quebec, Canada H4A 2H5
514-999-0882

Primary Standard Industrial Classification Code Number
Not Issued as of this Offering Statement - May 10th, 2004

I.R.S. Employer Identification Number
Not Issued as of this Offering Statement

PART I - NOTIFICATION

ITEM 1 - Significant Parties

Directors / Officers

Robert L Cole
4349 Beaconsfield Avenue
Montreal, Quebec, Canada, H4A 2H5

Jan Cloetta
25 Claremont Avenue
Pointe Claire, Quebec, Canada, H9S 5C6

Desmond Morley
118 Broadway Street
Woodstock, New Brunswick, Canada, E7M 1C1

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

Beneficial owners (5 % of equity securities)
Robert L. Cole
Jan Cloetta
Douglas Lloyd
Desmond Morley

Underwriter
Underwriter's Director Underwriter's Officers
Underwriter's General Partners Counsel (to the underwriter)

There is no Underwriter with respect to this Pre IPO offering. After this initial offering, the Company may retain an Underwriter to prepare for a raise up to a full IPO within a 12 to 18 month period.

ITEM 2.
Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3.
Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4.
Jurisdictions in Which Securities Are to be Offered

The securities are offered only by the company as a DPO (Direct Public Offering). Purchase of the securities can be made through the Companies designated transfer agent.

Transfer Agent
The Bank of New York
1 Wall Street, 27th. Floor
New York, N.Y. 10286
212-635-7121

The following is a list of jurisdictions in which the securities will be registered for this offer :

In the **United States of America** : Arizona, California, Delaware, Illinois, Kentucky, Maine, New York, Texas, Wisconsin.

and; in **Canada** ; Alberta, British Columbia, New Brunswick, Newfoundland, Ontario, Quebec, Saskatchewan.

Other jurisdictions will be added upon investor request. For ownership of shares in this DPO the Company may have to register in the investors State or Province of residency.

ITEM 5.
Unregistered Securities Issued or Sold Within One Year

There have been no unregistered securities issued by the Company; or, any of its predecessors or affiliated issuers, within one year prior to the filing of this Form 1-A.

ITEM 6.
Other Present or Proposed Offerings

There are no other present offerings related to Wirewing Inc. The Company will plan for an IPO offering to take place in a 12 to 18 month time frame based on the Technology Package presented in this offering.

ITEM 7.
Marketing Arrangements

There is no arrangement known to the issuer or to any person named in response to Item 1 above; or, to any security holder in the offering covered by this Form 1-A, for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. There is no identified underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8.
Relationship with Issuer of Experts Named in Offering Statement

There is no expert named in the offering statement as having prepared or certified any part thereof; or, was employed for such purpose on a contingent basis; or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9.
Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification. A 'Press Release', along with related data, will be released story after the date of filing. A web site (wirewing.com) will also be hung on the internet with this same information and a request form for an electronic or paper copy of the Form 1A Document. This Offering Document will also advertised on several Venture Capital Investor Hubs.

This and future progress information will be filed with the SEC.

OFFERING CIRCULAR - WIREWING INC.

Type of securities offered: **Common Shares**
Maximum number of securities offered: **300,000**
Minimum number of securities offered: **200,000**

Price per security: **$ 5.00 U.S.**

Total proceeds if maximum sold: **$ 1,500,000 U.S.**
If minimum sold: **$ 1,000,000 U.S.**
150 share blocks @ $10,000 per block

There is no commissioned selling agent for the securities in this pre IPO offering. There is no finder's fee or similar payment to any person. The President and CEO, Mr. Robert Cole, has prepared the documentation and the Company - Wirewing (Delaware) Inc. - has issued it's first 1,000,000 treasury shares, of which 300,000 will be held by the Transfer Agent for sale and distribution. There is an escrow of proceeds until half the minimum sale ($500,000) is obtained. This offering is not limited to members of a special group, such as employees of the Company or individuals.

Transfer of these securities is not restricted

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Wirewing Inc. is a development stage company.
This offering will be registered for sale in the following jurisdictions:

State No.	**State File No.**	**Province**	**Provincial File**
California		Alberta	
Florida		New Brunswick	
Kentucky		Ontario	
New York		Quebec	
Texas		Saskatchewan	
Wisconsin			

A lead state will be chosen and applications of registration will be made before sale of shares.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **59** pages.

1. THE COMPANY

Wirewing Inc.
Incorporated under the Laws of Delaware, May 12th, 2003
2979 Barley Mill Road
City of Yorklyn, County of New Castle
Delaware, U.S.A., 19736

Fiscal year end: March 31st.
Contact Person: Robert L Cole (514) 999-0882 or rlcole@wirewing.com

2. RISK FACTORS

In the order of importance, the management of Wirewing considers the following factors to be the most substantial risk factors to an investor in this offering in view of all facts and circumstances:

1. Wirewing Inc. is a new company and this Offering is for a newly designed Barley Grass Production Process. Other similar processes have failed to provide reliable operating performance on a sustained continual basis. The management feels they have the know-how to build and demonstrate a better system and the potential end users, manufacturers and distributors who want to see this product successfully deployed. Can management turn this opportunity into a new industrial / agricultural product?

2. There is competition from several sources. These companies offer machines with similar stated performance ratings and low capital cost. These machines (or greenhouses) have proven to have high operating maintenance costs which have effected both product quality and production. This has weakened the current market among potential end users.

3. The Company will demonstrate a process assembled from proven components. Although the Prototype Production Platform is manufactured in modular sections by established manufacturers, most of the technological advancements are new to this application and the machine may take longer to receive wide market acceptance.

4. The Company has no operating history. The company will depend on a series of relationships with independent professionals and established companies in an effort to build, assemble, test and demonstrate a competitive Production unit.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

3. BUSINESS AND PROPERTIES

3 a. New Product - Barley Grass Production Platform or Sprouting Factory
Wirewing (Delaware) Inc. was incorporated on May 12th, 2003 to raise funding for production prototyping, manufacturing and licensed distribution of a series of new products and processes.

This initial offering is to raise funding for the design, development, engineering and production prototyping of a **Barley Grass Feed Factory or Hydroponic Sprouting Factory** as described in **U.S. Patent No. 6,578,319** issued on June 17th, 2003.

Wirewings expertise, through the accumulated expertise of its design team in 'controlled environmental applications', is augmented by the specific experience of Robert L. Cole, a Lead Designer of 2 previous Barley Feed development teams addressing this product development in the 1970's and 1980's.

The Barley Grass Production Platform uses the best of world class technology, yet is engineered for simplicity of operation. A machine built in a modular format by world class specialty manufacturers. This machine uses technological advances in air delivery, water treatment, light application and energy control to create a true hydroponic process which uses globally available 'feed quality' grain and untreated water to produce an enzyme rich, bacteria free sprouted feed grass and a purified drinking water source.

This offering concentrates Wirewings efforts into producing a Production Prototype of this newly patented product and a complete engineering manufacturing package. This Production Prototype is an uncomplicated, yet high tech, modular 'Food Factory' which, for demonstration and transportation purposes, fits the profile of a 53 foot trailer.

From 'seed-to-feed' in 7 days, this machine is capable of producing a ton (2,200 lbs.) of fresh barley grass each and every day. (other sprouting seed and grain crops include oats, wheat, alfalfa, salad herbs, lawn grasses, etc.)

This machine produces 2200 lbs of fresh young barley grass from 320 lbs of 'feed quality' seed. The product is a fresh young barley grass in its own seed mat (no soil, no waste, no additives and no nutrients; just fresh barley grass).

The product will be capable of reducing farm animal feed consumption by 40% to 60 % by substituting a 25 to 33% daily ration of fresh barley grass (with the seed pod) and a reduced ration of hay.

The Company feels that such a product can offer a new feed alternative for grain feed, disease free animal herds.

3 b. Planned Production
Wirewing (Delaware) Inc. will own the rights to the complete Intellectual Property package culminating in U.S. Patent No. 6,578,319 as the base patent for the Barley Grass Platform. A complete set of working drawings and a detailed specification parts list is in progress. Files of intellectual property include related papers, log books and other materials based on the designs, trials and experiments from the past 25 years of the lead designer and developer, Robert L Cole.

Wirewing plans to expand upon its intellectual property base over the next year by developing a Virtual Prototype and a full set of CAD manufacturing drawings. These elements will be developed from the design/building of the Production Prototype. Field testing of the Production Platform will provide a proving base to generate the final CAD manufacturing drawing package for the first full production run. While these developments proceed, a new patent package will be compiled to fully reflect the final production package.

The Barley Grass Production Platform offers an incredible array of unique technologies made possible by advancements in stainless steel fabrication, process controls and remote monitoring, exact spectrum lighting, unique water purification and germination techniques; and, a revolutionary air treatment system. The design team has formed early relationships with established manufacturing specialists to contract the manufacturing of these technologies to Wirewings design and specification.

The Barley Grass Production Platform is designed in a split or backup format. This insures continual operation should any sub system fail; and, provides the operator the flexibility to operate at partial or mixed loads, preventing complete production downtime.

The Production Prototype of the Barley Grass Platform is designed to fit on atop an 8 x 53 foot highway tractor trailer bed, making it transportable and lease compatible. Advanced CAD-CAM design and bolt together modular construction results in a machine which can be serviced and refurbished for extended life. This format can be expanded for larger stationary platforms.

Wirewing plans for virtual design demonstration within 3 months after funding, with a complete Production Prototype platform ready for field testing in 9 months and a first production run within one year.

Wirewing has neither signed any production agreements or committed to any orders. Initial sub assembly contracts will be awarded according to the Companies specifications and the module manufacturers costs and ability to perform.

An order book will be opened after completed specifications, estimates and prototype bidding is compiled. The Company will develop a design and specification package for each module with alternative suppliers chosen when possible. In cases where a supplier cannot be substituted the Company will make an effort to develop long term, guaranteed supply contracts.

3 c. The Industry
Wirewing expects to sell its new product to the **global agricultural industry** as a reliable, one man-hour per day, feed production platform. A new and important agribusiness tool, capable of expanding and complimenting the farm tractor, combine and grain storage equipment market.

The trend in agriculture animal management has been toward both the use of automated processes (feeding, milking) and the market opportunity in new animal grain feeding techniques.

Wirewing has designed its platform to operate with minimal service and maintenance. Simplicity of design, high quality sub system manufacturing and quality materials mark our product goals. The platform is designed to operate continually with low maintenance over a typical 10 year industrial lease.

Detailed estimates suggest that the sale price could range between $200,000 and 250,000 U.S. The Company plans to use the Production Prototype unit as a lead into the final production design of a volume produced (100 to 1000 units) base model with auxiliary equipment packages.

The principal competitors of the Wirewing Barley Production Platform are Canadian, South African and Australian. The competition is relatively small in both market size and financial strength. The competitors focus is on low capital equipment cost (some as low as $30,000) while promising optimal performance numbers. In most cases, major operational problems occur in less then 30 days and high operating costs destroy production cost estimates.

Wirewing believes it can effectively compete with these and other companies by offering a high quality, reliable and easy to operate process, capable of producing a barley grass of unmatched quality from an efficient and reliable machine.

3 d. Marketing Strategies
Wirewings marketing strategy is to produce a production machine that has immediate market potential. During the field demonstration phase, talks toward technology licensing will be held with a variety agricultural equipment manufacturers and distributors for various global markets.

The potential market for this Production Platform is characterized by well established and experienced end users. People who know animals, how the animal is fed and what's good for them. Most of these people know of the promise of a fresh hydroponic feed system. They don't need to be sold on the benefits of having access to fresh spring grass all year round for their animals.

Past experience has shown an overwhelming desire by end users all over the world for a reliable Feed Grass Production System. The demand is for an efficient, reliable machine is widespread. To date a number of machines have been offered but none have met the promised of low operating and maintenance costs coupled with continuous production.

With a small team of design and marketing professionals, Wirewing plans to produce a complete Intellectual Property package and a full scale Production Platform. By using modular CAD design and sub contracting to established Specialty Manufacturers, the Company plans to produce a platform and technology that can capture the immediate interest of Major Agricultural Manufacturers and Distributors.

By using the Production Prototype as a mobile Demonstration Platform, the team plans to show its production unit in selected trial locations where the horse breeder, cattle rancher and dairy farmer, and urban produce supplies can see, walk into and kick the tires of a Platform in an operating situation.

During the development phase the Company will also involve Agricultural and Industrial Capital Leasing companies to evaluate long term equipment lease options, adding to the possibility of increased Order Book numbers and opening another avenue of financial expansion.

The following are the major marketing areas for the Barley Grass Production Platform:

3 d -1. Milk Producers

A typical dairy producer maintains a milking herd of 80 plus cows. Asking the producer what time of year does his cows feel the best and produce the most, is a moot point. A standard response is ... *"early spring when the cows can graze on young fresh foliage"*.

A barley grass supplement diet will show, within 3 months, 10% better milk production, increased fertility and a healthier animal requiring less veterinarian care.

Among all North American husbandry, the dairy farmer is closest to their animals as a herd. This bell weather market is both enthusiastic in its need for a reliable Barley Grass Production Platform and demanding in its desire for a machine that will produce efficiently, with low maintenance, under adverse conditions.

3 d -2. Beef Producers

Beef producers are paid by weight and quality of the cattle raised. The higher quality beef are quite simply feed more grain in a rush to finish the beef for market.

The Barley Grass Platform produces a top quality fresh feed that is rich in natural enzymes to better increase the digestive abilities of most ruminant animals. What this means to the beef producer is the use of less grain; and, with better digestion, a gradual decrease in overall consumption by the animal.

Beef cattle will also require less pharmaceutical assistance to combat disease making for a higher quality end product with less fat and hormone residue. The qualities of fresh barley grass makes raising grain fed beef a practical option.

3 d -3. Horse Stable and Race Track Owners

Perhaps the most accepting market segments, horse breeders have long embraced the value of good nutrition for their animals. Though horses are not true ruminants, a supplement of fresh nutritious grass in their diet provides rapid results which range from higher energy levels to quicker recovery from infection.

It is said that ..."*a horse should be groomed from the inside out*". A fresh hydroponic grass supplement will increase sheen of the hair coat while increasing the hemoglobin level and blood count, giving the animal more "heart". Horses working at faster speeds for shorter periods will often utilize more than 100 times the amount of energy required at rest.

With a ration (25%) of fresh hydroponic grass, maximum performance is achieved on less protein due to better assimilation and digestibility of the total daily feed.

3 d -4. Sheep, Pigs, Chickens

Detailed research has also been done over the years on a wide variety of domestic and exotic animals. Sheep show the same improvements in health and digestion as cows. Pigs and chickens are most often raised in factory situations and show vast improvements in health and digestion. Great advances have been made over the last several years in wet delivery systems and new wet pellet production machinery which could make it possible to quote this feeding alternative without replacing current feeding lines.

3 d -5. Zoo Animals

Zoos provide an interesting application. The Barley Grass Platform can be adapted to feed any ration or combination of daily ration sizes. The only change to the system is made by supplying trays with ridges so that the grass can be easily separated at harvest. This provides a size and weight for any animal ration. Example: trays for dairy cows are segmented into 4 sections to provide appropriate ration size for feeding animals of different sizes.

3 d -6. Sprout Farms for Human Consumption

Converting the Barley Grass Production Platform to a Sprout Factory is a simple procedure. The same base equipment is used. In fact, the barley grass trays are sized to hold multiples of the universal 4 x 4 inch plastic sprout container, used to deliver alfalfa and other green sprouts to the produce section of local food markets. The racking system and production trays can be adjusted to increase through put by up to 35%.

Both alfalfa and other mixed sprouts only take 4 days from germination to finish in the Production Platform. The big difference over conventionally grown sprouts is the quality and shelf life. The alfalfa sprouts using a Barley Grass Platform unit are vibrant, greener and fresher to the taste. The shelf life is 3 weeks plus and bacteria spread is eliminated.

3 d -7. Portable Turf or Golf Green Farms

This machine is capable of producing a high quality lawn sod from any grass seed - without the soil or the trucking. Trial runs have shown a lawn or golf green turf can be produced that out performs cut sods by a wide margin because of seed pod density.

3 d -8. Freeze Dried Barley Nutritional Supplement

A nutritional supplement market for freeze dried barley grass is rapidly emerging because of increased enzyme research into sprouted grain grasses. These newly discovered digestive enzymes found in young, mature, single stalk grass (before it divides) make it a highly prescribed supplement for people battling various nutritional disorders to recovering from cancer treatment.

An auxiliary freeze drying system would use the same racking and tray system as the Barley Production Platform. In full production the total system would produce 200 to 300 pounds per day of 'Freeze Dried Barley Grass'.

This product currently retails at $30 plus per pound. Wholesale income would top $600,000 plus per year from one Production Platform.

It should be noted that the Company plans to purchase freeze drying equipment to demonstrate this particular market segment.

3 e. Orders

The Company has no standing orders on its books. Preliminary discussions with potential end users over the past year has generated high interest in seeing a production unit in trial operation. When discussion turns to a price that may top $250,000 U.S., experienced animal breeders only questioned performance ability and availability.

3 f. Employees

The main development team will be employed under performance contracts during the design phase of this project. This period is expected to last for up to 1 year. In this time frame, or until the Company makes a decision on IPO expansion or sale of assets, contracts for services will be formulated to include appropriate Non Disclosure documentation.

The Company operates an informal Employee Stock Ownership Plan which it hopes can benefit the overall initial development of the Company. Initially the Company will sign contracts with essential team members that will include stock options and shares held in escrow until contracts are satisfied.

It should be noted that the structure of the project is such that the Development Team will be small (under 10 people); but, the number of scientific and engineering personnel indirectly involved may top 300. These people will be both the salaried personnel from the major sub contractors and contracted independent specialists involved in the separate modules which make up the total platform.

Because all the design work will be coordinated in house, the Company does not expect to be faced with any direct labor problems. Should one or more of the sub contractors have such problems, the Company will make every effort to scheduled alternative contractors. Also, all of the assembly and testing of Patent Protected areas will be done by the core team.

3 g. Properties
The Companies main properties are the Intellectual Property rights that the Company maintains on its main U.S. Patent No. 6,578,319, related drawings and specification documents in its possession.

The Company currently has no fixed properties or leases. Most of the work accomplished over the past year has been done in the studio's of both Robert Cole and Douglas Lloyd. A laboratory testing facility, owned and operated by Robert Cole, has served as the temporary operational headquarters for the new company.

When the Company enters the design / build phase of this project, the same arrangements will be expanded upon in Canada without any major changes.

The Company may initially lease a temporary shop and testing facility in either the U.S. or Canada during this design / build phase; or, the Company may purchase or lease a rural 'small farm' located near a major horse racing facility (i.e. Kentucky, upper New York State,) depending upon the advantages of maintaining such a facility.

Initial conversations with potential clients have show an overwhelming positive response to viewing the Barley Grass Production Platform as a mobile platform demonstrated at a series of established racing track, full production farms or feed lots.

In preparation for future production, several specialty industrial and agricultural leasing companies have been approached to establish fleet leasing options. In the building and demonstration of the first Production Platform the Company may also arrange a 'demonstration' lease back to the Company, making the Production Platform an income generating, sub leased Production Platform. The Company could then utilize the equipment as both a demonstration platform and lease demonstration package.

3 h. Intellectual Property and R&D
A significant portion of the Company's operations are dependent upon the Intellectual Property. A summary of this property is established in the initial U.S. Patent No. 6,578,319 issued in June, 2003. This property will be expanded on in another U.S. Patent to be filed during the design / build phase.

The Company is also dependent upon the trade secrets, know-how and proprietary information gathered from 25 years of experimentation and knowledge obtained by Robert Cole as a Design Engineer for 2 (two) previous versions of Barley Grass Production Platforms.

The Company will also depend to a lesser degree on the know-how and patents of several of it's main sub contractors in the area of lighting, water purification and air distribution.

The Company will use Confidentiality Agreements in conjunction with contracts to protect company generated knowledge. With several of the module sub contractors, several territorial and use based agreements have been initiated to protect the knowledge of these suppliers and extend application / distribution rights protection for the Company in the agricultural market.

In the past year the Company incurred an expensed expense of over $100,000 in salaries and $68,000 in operating expenses. The intended salaries to both Robert Cole and Douglas Lloyd were unpaid and may be recovered from a Government R&D Tax Program at a later stage. This is the estimated amount that would normally be paid to develop the current Intellectual Property package. During the next 18 months, the Company expects to spend $750,000.

$500,000 of this amount is for the building of the first Production Prototype Platform and the remaining $250,000 is marked for engineering in R&D related activity. The Company will in turn apply for appropriate Tax Credit and Matching Payment Grants, if and where convenient.

3 i. Material Regulation

None of Wirewings business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

The Company plans to produce a machine which can deliver a product which can be both used for human and animal consumption. At the production stage the company may have to comply with certain FDA and USDA regulations.

The Company plans to produce a machine which in turn produces a high quality, natural sprouted grain which is grown into a 12 inch tall grass. Because the process is hydroponic, the grass is produced in trays in it's own seed mat. The end result is a total food with all bacteria and viral contamination eliminated from the production cycle. This is done without the use of any chemicals or nutrients.

3 j. Subsidiaries

Over the past 25 years, Robert Cole operated a Canadian Corporation under the name of Practicole Inc. This company was the corporate representation of it's owner and operator, Robert Cole, and used for his consulting contracts as a Product Designer / Developer.

For the purpose of this offering, this company is not included or consolidated into the Financial Statements attached hereto.

The Company has the option to reform this Canadian Corporation as Wirewing (Canada) Inc. The Directors will decide on such an arrangement if it becomes advantageous for Wirewing (Delaware) Inc. to absorb its assets.

Such a decision would also depend on whether the Management of the Company decides if the Barley Grass Production Platform and associated Intellectual Property package should be offered as a full IPO or whether the Company will be sold completely.

3 k. Mergers, Acquisitions & Stock Dividends
The Company is in many respects a totally greenfield company with no mergers or acquisitions. Until the time of this offering the Company's efforts have remained developmental in nature. The company has not paid salaries or made any purchases. The Directors and Beneficial Owners have provided time, money and expertise to bring together the development package as it exists today.

The Company plans to retire last years operating expenses, identified as short term debt ($68,000), from the proceeds of this offering.

As outlined, a major portion of these debts were incurred for research and development work done over the past year. Application has been made and pre approval obtained for an R&D Tax Credits in Canada. R&D Tax Credits and several other matching funds programs will be applied for in applicable states and provinces as this development proceeds.

The Company has not undergone a stock split, stock dividend or recapitalizations in anticipation of this offering.

4 a. Profitability Milestones

(1) Completion of Specification Package - the main package of information required for the initial Bid Package for each of the major modules will be written by the design team in order that the production prototype sub manufacturing contracts can be finalized. Though these packages are subject to design changes, initial contract selection will take place within the first 90 days.

(2) Manufacturing Drawing Package - this set of working drawings for the first Production Prototype should be completed within 150 days of the project start date. As these drawing and related sketches are finalized, with the input from separate modular manufacturers, these drawing will be transcribed into CAD format and developed over the design / build phase for final manufacturing presentation during the product testing phase in 9 months.

(3) Virtual Prototype - a separate 3D virtual model of the Barley Grass Production Platform will be developed under contract design. The Virtual Prototype would ideally be ready within a 4 to 6 month time frame. This will provide an initial sales and development tool to be used by the Company for pre sales interest and distribution agreement negotiations.

(4) Module Test Beds - in order that the Company is able to perfect its design of the crucial modular systems such as the water purification, germination, racking, lighting, air handling and irrigation systems, the Company plans to operate these systems in a test bed format before the final designs go to manufacturers for the Production Prototype. Though none of these systems are considered pure research requiring investigation of unknowns, the design team will need test bed data to determine ideal physical sizing, power requirements and operation data for control programming. These tests should provide the necessary data for final module production. All work in this regard is to be completed between the 4th and 6th month.

(5) Sub Contracting - there are 6 (six) major modules which will be built by a series of specialty manufacturers. The Company will endeavor to finalize the design of each major module in a closely followed schedule with the end manufacturer. In all cases the sub contracts will be issued expeditiously, leaving a wide window for a favorable delivery. The Company has scheduled final delivery for most modules to take place between the 6th and 8th month.

(6) Final Assembly - for the working prototype, the final assembly will be done in a uniquely mobile operation. Because the first Production Prototype is to be assembled on a 53 foot tractor trailer platform, preparation work will start at the trailer factory and proceed through a series of manufacturing plants until the assembled unit is ready for final assembly and testing. These operations will start in the 4th month and continue until completion in the 8th month.

(7) Field Testing and Trial Operation - this final stage will complete the collection of data necessary for the Company to predict operating and maintenance costs so that leasing and sales figures can be finalized. This final step will allow the company to plan for marketing, production and profitability. The company will be able to turn this corner within a year of funding.

4 b. Consequences of Scheduling Delays - the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule are reduced to a minimum because of the many alternatives and options the Company has included in its plan. Should delays adversely upset the scheduling, the Company's liquidity should not be effected because of the detailed estimating which has already gone into the planning of this project. The Company will also maintain budget and schedule control by controlling and isolating cost by the using modular component design.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

The securities offered are common stock. The following factors may be relevant to the price at which the securities are being offered.

5. Net, after-tax earnings for the last fiscal year
Total $ 0.00 ($ 0.00 per share)

6. Profits
The Company showed no profits last year.

7 a. Net tangible book value
The total assets minus total liabilities - exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items are:
$0.00 ($ 0.00 per share)

The net tangible book value per share is substantially less than the offering price per share. The reasons for the variation are in the nature of the expenditures proposed by the management of Wirewing. Wirewing is essentially a start up company with substantial intellectual property in place. Wirewing plans to apply the monies raised in this offering to the fixed asset equipment related to the Prototype Production Platform and the intellectual property that will form a package for licensed rights to established manufacturers and distributors.

7 b. Securities Sold or Issued
The Company has not sold securities during the last 12 months. Wirewing will issue shares to both management and a list of designers, engineers, scientists and business people who have shared knowledge and / or contributed funds toward the Barley Grass Production Platform development.

8 a. Percentage of Share Offering
This offering is for 30 % percent of the 1,000,000 shares offered from the treasury of Wirewing (Delaware) Inc.

If the maximum is sold: 30 % - 300,000 shares

If the minimum is sold: 20 % - 200,000 shares

8 b. Post-offering Value

The post offering value the management is implicitly attributing to the entire Company by establishing the price per security set forth on the cover page is;

If the maximum is sold: $5,000,000 *
If the minimum is sold: $4,500,000 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. There is no type or amount of convertible or other securities. These values also assume no increase in cash in the Company by any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations.

Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.

9 a. Use of Proceeds

	Maximum	Minimum
Offering Proceeds	**$ 1,500,000**	**$ 1,000,000**
Offering Expenses	15,000	15,000
Transfer Agent Fees (fixed fees - 1 year)	15,000	15,000
Legal & Accounting	20,000	20,000
Copying & Advertising	15,000	15,000
Other expenses (including travel, hotel, entertainment and meals for management during the securities sales period)	10,000	10,000
Net Proceeds	**1,425,000**	**925,000**
Use of Proceeds (12 months)		
Debt Repayment	68,278	68,278
Production Platform	391,722	391,722
Auxiliary (portable power, grain handling)	175,000	105,000
Production Engineering	160,000	120,000
Marketing (agreement + order book)	200,000	60,000
Testing & Trials (3 month site trial)	85,000	30,000
General Administration	40,000	25,000
Other Expenses (including travel, hotel, entertainment and meals for management during trial period and build up to IPO)	30,000	20,000
IPO / 2nd year Reserve Fund	250,000	105,000
Total Use of Net Proceeds	**1,425,000**	**925,000**

9 b. Minimum Proceeds

The minimum proceeds are sufficient to complete the main engineering and prototype manufacturing tasks without compromising on the quality of the final product. Its weakness is that the budget is trimmed for the industry marketing and expansion into an IPO market. Also the auxiliary equipment is trimmed to exclude development of a freeze dried product which could provide a very profitable market in the nutriceutical product sector.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 a. Other Funding Sources

At present, no other funding sources are being used in conjunction with the proceeds from this offering. The Company has and will consider using other sources of funds, as available in the normal course of business, to increase the Company's cash balance prior to an IPO or licensed sale of assets.

These foreseen funds would be in the form of the following sources. Government Matching Funds or R&D Tax Credit Programs; or, funds available from Industrial Leasing companies for financing a production run. These funds are contingent upon the Company's performance over the initial stages of the product development. For that reason, the Cash Flow Pro forma Statement does not include these funding sources.

10 b. Proceeds Used to Discharge Indebtedness

A small amount of the proceeds are to be used to discharge indebtedness. These funds, including interest rates, were incurred within the current fiscal year :

1. $28,000 (U.S.) business loan from the Canadian Imperial Bank of Commerce (CIBC), Montreal. The proceeds of this loan were used for operating expenses and guaranteed by Mr., Jan Cloetta. This loan was issued February 2003.
2. $40,287 (U.S.) operating funds from Mr. Jan Cloetta, Montreal. These monies were also used to pay operating expenses for project development over the past fiscal year.

The proceeds from both these loans were used to form and organize Wirewing (Delaware) Inc., register and prepare the web site, secure the issuance of U.S. Patent No. 6,578,319, prepare the financial, budgets and associated prototyping contracts; and, prepare for this DPO offering.

10 c. Proceeds Used to Acquire Assets

No material amount of proceeds will be used to acquire assets other then in the ordinary course of business or as outlined in this document.

10 d. Proceeds Used for Reimbursement
$100,000 of the proceeds will be used to reimburse Robert L Cole ($75,000) and Douglas Lloyd ($25,000) for design and development services already rendered over the past two (2) years. These proceeds will be reimbursed only if final approval is received from a R&D Tax Credit Program or similar funding source which could cover this amount.

11. Liquidity Problems
Wirewing is not having or does not anticipate having, within the next 12 months, any cash flow or liquidity problems. Wirewing is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Wirewings trade payables have been paid within stated trade terms. Wirewing is not subject to any unsatisfied judgments, liens or settlement obligations and any amounts thereof.

12. Cash Requirements
Proceeds from this offering will satisfy Wirewings cash requirements for the next 18 months, and it will not be necessary to raise additional funds to accomplish the goals and Use of Proceeds as stated. It should be noted that Management has extensive depth of experience in industrial estimation of production equipment manufacturing and feels that Use of Proceeds is accurate to plus or minus 10%.

13. Capitalization
The capitalization of the Company, as of the most recent balance sheet is adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing. It is also adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Amount Outstanding : 10 shares - as of March 31st, 2004

As Adjusted : 900,000 Shares Minimum - 1,000,000 Shares Maximum

Debt:
Short-term debt (average interest rate 10%) - $ 68,287

Long-term debt - $ 0.00

Total debt - $68,287

Stockholders equity (deficit) : $1.00

Preferred stock - none

Common stock (stated value) $ 5,000,000

Additional paid in capital $ 1,500,000

Retained earnings (deficit) $ 0.00

Total stockholders equity (deficit) $ 1.00

Total Capitalization $ 1.00

Number of common shares authorized (overall) : 1,000,000 shares.
Stated value per share (before filing) : $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights : 500,000 shares for Management as detailed; and, 200,000 shares, held as a reserve pool of funds to reward past and current individual efforts.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are Common Stock.

15. These securities have:

(1) Cumulative voting rights.

(2) No other special voting rights.

(3) No preemptive rights to purchase in new issues of shares.

(4) No preference as to dividends or interest.

(5) No preference upon liquidation.

(6) No other special rights or preferences.

16. These securities are not convertible.

17 a. These securities are not notes or other types of debt securities.

(1) There is no interest rate.

(2) There is the no maturity date.

(3) There is no mandatory sinking fund.

(4) There is no trust indenture.

(5) The securities are not callable or subject to redemption.

(6) The securities are not collateralized by real or personal property.

(7) These securities are not subordinated in right of payment of interest or principal.

No outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal.

There are no indebtedness shares in right of payment on an equivalent (pari passu) basis.

17 b. No notes or other types of debt securities are being offered. The Company had no earnings during its last fiscal year.

Last Fiscal Year : 2003 - year end March 31st, 2004

Actual Pro Forma - No earnings.

Fixed Charges = $68,287

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements attached and especially the Pro forma Cash Flow Statement.

18. The securities being offered are Common Stock.

19. Securities are not capital stock.

20. Current amount of assets available for payment of dividends if deficit must be first made up: $ (68,287)

PLAN OF DISTRIBUTION

21. There is no contracted selling agent for this offering. The Company management has prepared this document and plans to issue press releases to selected agricultural industry publications and venture capital listing services. The Company hopes to sell its securities to individuals and venture capitalists with the knowledge that a ramp up to a full IPO will take place in a 12 to 18 month time frame.

22. The Company hasn't established a compensation or indemnity with any selling agent or finder for this Offering. The Company will pay for internet listing services for this offering and conduct a mail out of press releases and documentation to interested parties from an internal mailing list.

23. The Company management will answer all questions pertaining to the Use of Proceeds and scheduling matters. Information and communication will be carried on the Company web site.

The Company has no plans for any sales or finders fees, except those for listing fees, to be employed for this offering.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. As stated, sales of this Offering are being made directly by Management. For further information contact :

Mr. Robert L Cole
4349 Beaconsfield Ave., Montreal, Quebec, Canada, H4A 2H5
Telephone No.: (514) 999-0882
rlcole@wirewing.com

25. This offering is not limited to a special group, such as employees of the Company, nor is it limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) nor is it subject to any other limitations. The certificates will bear no legend notifying holders of restrictions.

This offering is limited to 150 blocks of 2,000 shares per certificate.

26 a. Escrow and Transfer Agent:

Bank of New York
1 Wall Street, 27th Floor
New York, N.Y., 10286
(212) 495-1784

26 b. Funds will be held in escrow and returned if minimum proceeds are not raised before September 1st, 2004

No interest will be paid on proceeds during the escrow period.

27. There are 'implied' restrictions on the sale of the currently outstanding shares, which are held mostly by the Company Management. The Management will develop an agreement with each 'employee or contractor' of services to the Company. These Service Agreements will restrict sales of shares until after satisfactory results of commitments have been achieved.

These agreements will be in place before work starts and restrictions are expected to be lifted in stages as a full IPO package or corporate sale of assets becomes a reality.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering; or, is able to license its technology; or, is able to sell the Company for cash; or, is able to merge with a public company, that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTION'S

28. The Company has not, within the last five years, paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer & Chief Operating Officer:
Robert L. Cole Age: 54
Home / Office Street Address: 4349 Beaconsfield Ave., Montreal, Quebec, H4A 2H5
Home Telephone No.: (514) 489-9692 - Office Telephone No.: (514) 999-0882

Mr. Cole is an experienced Chief Technology Officer with a formal mechanical engineering background. Having studied at Memorial University of Newfoundland in the late 60's and early 70's, he spent several work terms employed as an assistant to the Project Manager at the Churchill Falls Power Generation site for Bechtel Engineering of San Francisco. Mr. Cole spent the 70's in a series of ever more challenging positions with industry mentors from Montreal, Ottawa, Vancouver and Los Angeles. Starting with contract positions as Designer in mechanical equipment design, Mr. Cole was then trained as Proposal and Contract Manager with Combustion Engineering before becoming a North American Design and Sales Engineer for series of industrial manufacturers.

In the 90's, Mr. Cole contracted his extensive experience in machine design, material estimation, proposal preparation, purchasing and financial spreadsheet preparation to a variety of industrial clients. Mr. Cole's work experience has been concentrated in the fields of energy applications and controlled environmental products and processes.

Mr. Cole is the Founder and Director of Wirewing Inc. and over the past year has been involved full time in its corporate development.

30. Chief Operating Officer :
Mr. Robert Cole (same as above)

31. Chief Financial Officer :
Mr. Jan Cloetta Age 65
Home / Office Street Address: 25 Claremont Ave., Pointe Claire, Quebec, Canada, H9S 5C6
Telephone No.: (613) 693-5379

Mr. Cloetta was born and educated in Switzerland and received the later portion of his education in the late 50's and early 60's at the London School of Economics, London, U.K. After graduation, he emigrated to Canada and worked in the Mutual Fund industry for 10 years as a General Sales Manager.

In the early 70's Mr. Cloetta served as a Portfolio Manager for the Swiss Bank Corporation (now UBS). In the early 1980's Mr. Cloetta started his own oil and gas exploration company in Alberta, Canada and then in 1984 he started Centaria Marketing International Ltd.
For the past 15 years, as President of Centaria Marketing has been involved in R&D projects for a variety of consumer and industrial product applications.

Mr. Cloetta is also a Director of the Company.

Mr. Cloetta will spend part time on Company matters after funding.

32. Other Key Personnel,
The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

Senior Designer :
Mr. Douglas Lloyd Age: 72
Home / Office Street Address: 158 Hillcrest Ave., Lachine, Quebec, Canada, H8R 1J4
Telephone No.: (514) 482-2890

Trained the Mechanical Engineering Apprenticeship program with Thermotank Ltd., Glasgow and London, U.K. in the early 50's. Thermotank Ltd. specialized in industrial H.V.A.C. for marine and land applications (ships, breweries, etc.).

Mr. Lloyd moved to North America in the late 1950's to work with Thermotank for two (2) years at the General Motors Plant in Detroit, Michigan. (12 Mile and Mound)

Mr. Lloyd moved to Montreal in the early 70's and served as Sales Manager / Engineer for Canada Fans Ltd. In the early 1980's, Mr. Lloyd operated his own design and manufacturing firm as a Sales Agent and Manufacturing Licensee for industrial air handling products (fans, custom air handling).

Over a 13 year period in the 80's and 90's, Mr. Lloyd has taught at the Building Systems Technology Department, Vanier College, St. Laurent, Montreal.
Subjects: Ventilation 1 & 2, Heating 1 & 2, Estimation and Drafting.

Mr. Lloyd may serve as a Director of the Company during the Production Prototype stage.

Mr. Lloyd will spend full time on Company matters after this offering is funded.

V.P. Corporate Development :
Mr. Desmond Morley Age 63
Home / Office Address: 118 Broadway Street, Woodstock, N.B., Canada, E7M 1C1
Office Telephone No. (506) 325-0115

Mr. Morley was born and educated in Manchester, England. From 1958 to 1967 he was involved in all aspects of his family owned business - Morley Carpets Ltd.

MR. Morley emigrated to Canada in 1967 and worked as a manager for several manufacturers in Montreal. In 1973 Mr. Morley enrolled at Concordia University and received an Honors B.A. (Political Science). In 1975 Mr. Morley enrolled at McGill University, Montreal and graduated (LL.B.) in 1979.

In the early 1980's, Mr. Morley moved to New Brunswick and practiced law with MacLean Chase McNichol & Blair. Currently residing in Woodstock, New Brunswick, Mr. Morley has been involved in agricultural negotiations, serving as a General Manager with the New Brunswick Potato Marketing Board and participating in annual negotiations of collective supply contracts with McCain Foods.

From 1984 to this year Mr. Morley has served as a member of the Federation of New Brunswick University Faculty Associations as Executive Director responsible for liaison with government and government agencies, while running his own private law practice.

Mr. Morley is also a Director of the Company.

Mr. Morley will spend part time on Company matters after funding, with increased involvement in the 3rd and 4th quarters of the 1st operating year.

DIRECTORS OF THE COMPANY

33. Number of Directors: Three (3). Directors are to be elected annually.

34. There are no other Directors outside those mentioned above. The Board of Directors will be expanded to five (5) at the start of the Production Prototype; and then to seven (7) when the Company contemplates options. (full IPO, licensing or company sale)

35 a. Robert Cole worked for two (2) other start up companies in the same business line; the development and manufacturing of a Barley Grass Production Machine. In 1976, Mr. Cole was involved as a Sales Engineer for a machine that produced 250 pounds of Barley Grass per day. Forty (40) units were sold but only ten (10) delivered. The machine, made by S.A.S. of Toronto, suffered a multitude of operating and maintenance problems leading to closure of the company within a year. In 1986, Mr. Cole was hired as the Design Engineer for Canadian Livegrass Inc. With a design / build team, management invested in a small manufacturing plant outside of Vancouver, B.C. Canadian Livegrass produced a Barley Grass Production Platform similar in concept to the technology being currently proposed. Mr. Cole worked for the company under a contract which included salary and a share package. These units received very positive press reviews before closing its doors for restructuring in early 1987. Another attempt at funding was tried under the name Nufeed Technologies Ltd. between 1999 and 2001. Funding was not realized and and no equipment was manufactured.

35 b. There were no Patents issued on the Canadian Livegrass Platforms. Robert Cole signed and worked under a Non Disclosure Agreement tied into a Share Agreement. The later was never fulfilled. To the best of Mr. Cole's knowledge, a new company bought out the original investors, shelved the Livegrass technical developments and issued stock in a similar company on the then Vancouver Stock Exchange. This new company offered old technology and traded for several years before being delisted in the early 90's. Again, the main reason for the company failure: poor equipment which couldn't perform.

No claims by the prior employers (SAS, Canadian Livegrass, etc.) for conversion or theft of trade secrets, know-how or other proprietary information, have been or are expected to be made.

35 c. Wirewing (Delaware) Inc. has never conducted operations and is otherwise in the development stage. Mr. Cole has built a career managing other companies in the startup or development stage. For a sample list of these companies see the resume details in No. 29 above.

35 d. All the Company's key personnel are consultants or independent contractors. The Company will engage their services through a series of Service Contracts which take advantage of their specific expertise. These contracts are mostly management in nature and cover the 1st year of operation with the stated goal of producing an engineering package and showing the technology to manufacturers and distributors for negotiated agreements.

35 e. The Company will take out a key man life insurance policy on Robert L Cole. When this policy is issued the insurance proceeds will be payable to the Company. Arrangements will also require the proceeds to be used to redeem securities and pay benefits to the estate of the insured.

36. No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or any of its Officers, Directors or other key personnel; and, no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons; and, no partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company are:

1. Robert L. Cole
Office Street Address : 4249 Beaconsfield Ave., Montreal, Quebec, H4A 2H5
Telephone No. (514) 489-9692
Principal occupation : Project Developer

Class of Shares : Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 10 shares - 0.0001% of Total
No. of Shares After Offering if All Securities Sold : 350,000 shares - 35% of Total

Consideration: Investment of time and monies over the past several years to bring the Barley

Grass Platform Project to this Offering in its current form. For past Know how (25 years of related product design history) and current Development work with the Design and Legal advisors to design, patent, specify and financially analysis the product.

2. Douglas Lloyd
Office/Home Address: 158 Hillcrest Ave., Lachine, Quebec, Canada, H9R 1J4
Telephone No. (514) 482-2890
Principal occupation: Industrial Designer

Class of Shares: Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 70,000 shares - 7 % of Total

Consideration: Investment of time and monies over the past several years to bring the Barley Grass Platform Project to this Offering in its current form. For past Know how (25 years - air handling design specialist) and current Development work (design and development of working drawings) with the Design and Legal advisors to design and specify the Production Prototype product package.

3. Jan Cloetta
Office Street Address : 25 Claremont Ave., Pointe Claire, Quebec, Canada, H9S 5C6
Telephone No. (514) 693-5379
Principal occupation : Business Administrator

Class of Shares : Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 70,000 shares - 7 % of Total

Consideration : Investment of money ($68,000) and financial management advise over the past several years. Financially supported the general operating expenses required to bring the Barley Grass Platform Project to this Offering stage.

4. Desmond Morley
Office Street Address : Ave., Woodstock, New Brunswick, Canada, E7M 1C1
Telephone No. (506) 325-0115
Principal occupation : Legal Mediator

Class of Shares : Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 60,000 shares - 6 % of Total

Consideration: Investment of time and legal advise over the past several years. Advised and supported the general operating goals for the Barley Grass Platform Project and will provide the legal coordination skills in future contract negotiations.

5. First Stage Participation Pool
Class of Shares: Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 150,000 shares - 15 % of Total

Consideration: Individuals who have made an investment of money and/or time and/or advise over the past several year, currently or during the development stage. These shares will be issued from a list approved by the the current Management.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering is completed :
10 shares : 0.001 % of total outstanding.

After offering :
a) Assuming minimum securities sold : 550,000 shares (61 % of total outstanding)

b) Assuming maximum securities sold : 550,000 shares (55 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

NOTE No shares are held by family members, through corporations or partnerships, or otherwise. The Pool shares described above will be issued to individuals who have made; or will be asked to make, significant contributions towaard this projects development.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39 a. None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

39 b. The Company has made no loans to; or, is doing no business with, any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years; and, doesn't propose to do so within the future. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.)

39 c. The Company Officers, Robert Cole and Jan Cloetta have guaranteed and cosigned a bank loan for $28,000 to be retired from the proceeds of this offering. These funds were borrowed to pay for a portion of the operating expenses incurred over the past year to bring this Offering to its current state.

40 a. There has been no remuneration by the Company to any of the Officers, Directors and key personnel in the last fiscal year.

40 b. Remuneration has been unpaid in prior years . The company hasn't paid the salaries of Robert Cole and Douglas Lloyd over the past year. These salaries have been estimated at $100,000 and should be a future payable when the Company is approved for pending R&D Tax Credit claims during the Production Prototype phase.

40 c. The Company plans for employment contract agreements between the Company and key members of the development team. Most of these contract agreements will be Technical Assistance Agreements between the Company and individual, independent specialists who work on the product development.

41 a. There are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights.

41 b. There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

41 c. Future stock purchase agreements, stock options, warrants or rights will be approved by shareholders for expansion into a full IPO. Beyond the current offering, details of any future stock sale agreements will be approved by the shareholders.

42. The business is highly dependent on the services of certain key personnel. The Company will ask each Director, Officer and other share and/or contract holders to sign an appropriate Non Disclosure Agreement to protect the Intellectual Property package from circumvention.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. The Company has no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. Wirewing Inc. is formed under the General Corporation Law of Delaware. The name and address of the incorporator is:

Mr. Matthew D. Minotti
2979 Barley Mill Road
Yorklyn, DE 19736

Wirewing Inc. is not an S corporation. This offering claims no significant tax benefits available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance.

MISCELLANEOUS FACTORS

45. There are several favorable material factors that could affect the Company and its business.

This is a new process wrapped in an old promise - a machine that can produce a ton of barley grass each and every day. Over the past several years, informal discussions have taken place between the design team and a cross section of specialty manufacturers, agricultural equipment distributors and agribusiness clients. These private conversations with a cross section of the agriculture industry has shown a high level of understanding with the approach the Company plans to take in modular development and the use of top manufacturing specialists.

Enthusiasm for a high performance, low maintenance 'Feed or Food Factory' was very high among potential end users. We've talked to large horse stables, feed lot farmers, milk producers and nutriceutical or health food suppliers. From all our informal discussions, these agricultural producers (North American and International) showed a high level of knowledge of the potential for such a machine and 100% commitment to a sales demonstration of the machine in operation.

Preliminary contract discussions centered on volume contracts and delivery. The Company's estimated delivery cost per unit was quoted at $250,000. None of the potential clients seemed to think that this equipment price was excessive. Several major industrial leasing companies were also consulted and have shown both knowledge of the market and approval of our approach.

Interest from industrial leasing also provides a funding alternative for the Company's planned production run and IPO offering in 12 to 18 months. While the company builds and tests it's 1st Production Demo, talks may evolve around a 'fleet production and lease' package.

These parties and the Company agree that a Production Prototype which could show both sustained performance numbers and low maintenance operational costs would receive immediate market acceptance.

FINANCIAL STATEMENTS

46. The following financial statements are attached as part of the offering statement and included with the offering circular distributed to investors.

These financial statements were prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

For the purpose of this Offering, these statements are prepared by the Management and are unaudited.

1. Balance Sheet — attached to this Offering Statement. The Balance Sheet covers the first fiscal year of operation, ending March 31st, 2004.

2. Income Statement — attached to this Offering Statement. The Income Statement covers the first fiscal year of operation, ending March 31st, 2004.

The Income Statement is not accompanied by any statements from management. Both Income Statement and Balance Sheet show only operating expenses incurred to bring the Company to its current status. This is a fair statement of results for the interim period.

3. Financial Statements of Businesses to be Acquired — Wirewing (Delaware) Inc. is a new Corporation formed to complete the development of the Barley Grass Production Platform.

The Company has no plans to acquire the assets of other companies from the proceeds of this offering. Both Centaria Marketing International Inc., from its principal Mr. Jan Cloetta; and, Practicole Inc., from its principal Mr. Robert L. Cole, may be purchased in the future from other resources.

Both companies are Canadian Corporations with 10 plus years of tax filings. Purchase of either or both companies will depend on the Tax Credit benefit and other such benefits a purchase would have on Wirewing (Delaware) Inc. and its shareholders.

Should the Company Management decide to enter into a purchase agreement for either company during its first year of operation, financial statements will be filed and consolidated with the Company statements. No plans are made to use any Proceeds from this Offering for the above purchases.

4. Pro Forma Financial Information — A Cash Flow Statement for 2003 is attached to this Offering Statement. This Statement covers the 1st Operating Year of the Company.

A Pro forma Cash Flow is not required under these regulations, because no major transactions have taken place.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Company's financial statements show losses from operations because the Company is essentially in an organizational R&D phase. The Pro Forma Cash Flow is based on manufacture and sale of the First Production Platform in predicted volumes.

48. Industry Trends and Economics

There are several changes now occurring in the underlying economics of the agribusiness industry which Management feels will favorably effect the Company's future business for this type of industrial process equipment and the resulting end products.

The first of these comes from an increased consumer desire for 'grain feed' meat which is growing at a positive rate for the past 5 years.

The second is the negative press being generated from the high level of additives used and the continuing outbreaks of diseases which have been effecting our food supply.

The Barley Grass Production Platform offers an alternative feeding method to an industry looking for viable solutions.

The Company expects its results from operations to increase dramatically within the next 12 months. The Company estimates that the order book will show at least 100 orders within this time frame to support a second year production run.

49. Product Gross Margins

The Company hasn't had any sales to date during its last fiscal year and has as yet to produce final net cost figures. Based on estimates for the modular production of a Production Prototype, Management has make the following projections:

100 units - per unit :	net sales	-	$250,000	=	$ 25,000,000
	net cost	-	$220,000	=	$ 22,000,000
	gross margin	-	$30,000	=	$ 3,000,000
500 units - per unit :	net sales	-	$230,000	=	$115,000,000
	net cost	-	$180,000	=	$ 90,000,000
	gross margin	-	$50,000	=	$ 25,000,000

These figures are based upon detailed production estimates, preliminary shop drawings and preliminary equipment specification data. This base system package can produce 2,200 pounds of barley grass every day after the 7 day start up.

Auxiliary equipment packages (power generator, grain handling and feed handling equipment) will be priced as system extras. A new freeze drying process will be investigated during the Development stage if the maximum funds are raised. The Company may also investigate specialty manufactured wet feed handling systems and pelletizing systems which may add to the market for the Barley Grass Production Platform.

Gross margins are not available because of the current lack of sales and production figures.

50. Foreign Sales

Preliminary marketing samples generated by Management indicates 50 % Foreign Sales in the first fiscal year, and 50% Domestic Sales. Government sales for the first fiscal year are expected to be 5 % of total sales.

These government sales are anticipated to be generated from experimental farms with either government and / or university affiliations.

Part F/S
Financial Statements

BALANCE SHEET - 2003

ASSETS	2003
Current Assets	
Cash	$3,400
Investments	$64,888
Accounts Receivable	$0
Notes Receivable	$0
Inventory	$0
Other Current Assets	$0
Total Current Assets	$68,288
Noncurrent Assets	
Land	$0
Buildings + Improvements	$0
Machinery & Equipment	$0
Office Equipment - Furniture	$0
Automobiles + Repairs and Fuel	$0
Less Accumulated Depreciation	$0
Patents, Trademarks and Copyrights	
Less Amortization	$0
Total Assets	$68,288
LIABILITIES	
Current Liabilities	
Short Term Debt	$68,287
Accounts Payable	$0
Other Payables	$0
Accrued Liabilities	$0
Total Current Liabilities	$68,287
Long Term Debt	$0
Total Liabilities	$68,287
Stockholder Equity	
Common Stock	$1
Retained Earnings	$0
Less Dividends Payable	$0
Total Shareholder Equity	$1
Total Liabilities	$68,288

INCOME STATEMENT - 2003

REVENUES	2003
Barley Grass Production Platform	$0
Other Products	$0
Other Services	$0
Total Sales	$0
Cost of Goods Sold	
Material	$0
Labor	$0
Total Variable COGS	$0
Total Fixed Cost of Goods & Services	$0
Total Cost of Goods Sold	$0
GROSS PROFITS	$0
OPERATING EXPENSES	
Sales & Marketing	$11,610
Research & Development	$12,204
Travel and Entertainment	$7,204
G & A	$37,270
Office and Equipment Depreciation	$0
Total Operating Expenses	$68,288
Income From Operations	($68,288)
Interest Income	$0
Interest Expense	$0
Income before Taxes	($68,288)
Taxes on Income	$0
Net Income After Taxes	($68,288)

CASH FLOW STATEMENT 2003	
Sources of Cash:	**2003**
Cash from Operating Activities	
Net Income After Taxes	($68,287)
Add items not decreasing cash	
Depreciation	$0
Increase in Accounts Payable	$0
Increase in Other Payables	$0
Increase in Accrued Liabilities	$0
Deduct items not increasing cash	
Increase in Accounts Receivable	$0
Increase in Inventory	$0
Cash from Financing Activities	
Sale of Stock	$0
Proceeds from Short Term Loans	$68,287
Proceeds from Long Term Loans	$0
Cash from Investing Activities	
Sale of Investments	$0
Collection of Notes Receivable	$0
Reduction of Other Current Assets	$0
Reduction of Other Assets	$0
Total Operations & Financing	$0
Applications of Cash:	
Payment of Dividends	$0
Purchases of Fixed Assets	$0
Repayment of Short Term Loans	$0
Repayment of Long Term Loans	$0
Purchase of Investments	$0
Increase in Notes Receivable	$0
Increase in Other Current Assets	$68,287
Increase in Other Assets	$0
Increase/(Decrease) in Cash	($68,287)
Change in Cash Balance	
Beginning Cash Balance	$0
Increase/(Decrease) in Cash	($68,287)
Ending Cash Balance	($68,287)

PART III — EXHIBITS

INDEX TO EXHIBITS

(* documents included with this submittal are attached)

(1) Underwriting Agreement — There is no Underwriting Agreement for this Offering. An underwriting agreement is planned with a principal underwriter if the Company should expand into an IPO.

*(2) **Charter and by-laws — The charter and by-laws for Wirewing (Delaware) Inc.**

(3) Instruments defining the rights of security holders — The Company has no current long term debt, and the Company plans no long term debt as associated with this Offering.

(4) Subscription agreement — There is no subscription agreement to be used in connection with the purchase of securities in this offering.

(5) Voting trust agreement — There are no voting trust agreements and amendments thereto.

(6) Material contracts —

(a) There are no contracts made outside the ordinary course of business.

(b) There are no ordinary course of business contracts that need to be filed.

(c) There will be management contracts and a compensatory plan which will be filed within the first 90 days. These contacts or arrangements, if instituted, will be of "fair market value".

(7) Material foreign patents — There are no foreign patents for which the Company is dependent upon for a substantial portion of its income.

(8) Plan of acquisition, reorganization, arrangement, liquidation, or succession — None of these exist at the date of this filing.

(9) Escrow agreements — No escrow agreement has been signed at the date of this filing. If an escrow agreement is signed in the next 90 days, the Company will file with the SEC.

(10) Consents —

(a) Experts: This offering statement was prepared by Robert L Cole. No other experts were used to prepare any portion of this document. Advise, council and expert opinion was obtained from Management and independent legal and business advisors.

(b) Underwriters: This offering will be sold by Management through its authorized Transfer Agent. The authorized underwriter for these securities is Robert L Cole.

(11) Opinion re legality — An opinion of counsel as to the legality of the securities covered by the Offering Statement will be supplied if required.

(12) Sales Material — Executive Summary with 3D drawing of Barley Grass Platform has been drafted. No sales material has been widely distributed. A web site is also being developed and should open within 30 days of this filing.

(13) "Test the Water" Material — Press Release Draft has been written and should be released within 30 days of this filing.

(14) Appointment of Agent for Service of Process — Not Required

(15) Additional exhibits — U.S. Patent No. 6,578,319 — This document has been issued and can be accessed on line at the U.S. Patent Office.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Wirewing Inc. pursuant to Regulation A in connection with a proposed offering of common shares to the public.

2. The undersigned hereby certifies that he furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

By : R L Cole

Robert L. Cole

Date : May 10TH, 2004

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, on the 26th. of April, 2004.

Issued by : WIREWING (DELAWARE) INC.

Robert L. Cole
Chief Executive Officer

Jan Cloetta
Chief Financial Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:17 AM 05/12/2003
FILED 07:09 AM 05/12/2003
SRV 030304437 - 3656934 FILE

CERTIFICATE OF INCORPORATION
OF
WIREWING INC.

FIRST: The name of the corporation is WIREWING INC.

SECOND: The address of its registered office in the State of Delaware is 2979 Barley Mill Road, City of Yorklyn, County of New Castle, 19736. Its registered agent at such address is The Incorporators Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall have the authority to issue Ten Million shares of Common stock with par value of .001 Dollars.

FIFTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the corporation.

SIXTH: The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The name and mailing address of the incorporator is Matthew D. Minotti, 2979 Barley Mill Road, Yorklyn, DE 19736.

NINTH: The number of directors of the corporation shall be fixed from time to time by its By-Laws and may be increased or decreased.

TENTH: The Board of Directors is expressly authorized and shall have such authority as set forth in the By-Laws to the extent such authority would be valid under Delaware Law.

ELEVENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true.

May 12, 2003

BY: [signature]

Matthew D. Minotti - Incorporator

STATEMENT OF INCORPORATOR
IN LIEU OF ORGANIZATIONAL
MEETING OF

WIREWING INC.

The Certificate of Incorporation of this corporation, having been filed in the Office of the Secretary of State, the undersigned, being the sole incorporator named in said certificate, does hereby state that the following actions were taken on this day for the purpose of organizing this corporation.

1. A copy of the Certificate of Incorporation filed in the Office of the Secretary of State on May 12, 2003 and recorded in the Office of Recorder of Deeds of the County of New Castle, was appended to this statement.

2. The registered office of the corporation in the State of Delaware was fixed at 2979 Barley Mill Road, City of Yorklyn. The Incorporators Ltd. at that address is retained as registered agent.

3. By-Laws for the regulation of the affairs of the corporation were adopted by the undersigned incorporator and were ordered inserted in the minute book immediately before this instrument.

4. The Board of Directors is authorized, in its discretion, to issue the shares of the capital stock of this corporation to the full amount or number of shares authorized by the Certificate of Incorporation, in such amounts and for such consideration as from time to time shall be determined by the Board of Directors and as may be permitted by law.

5. The corporation is authorized and empowered to conduct any and all business of the corporation without a seal of the corporation as permitted by Section 2 of the By-Laws and 8 Delaware Code Section 122 (3).

6. The following persons are elected as directors to hold office until the first annual meeting of the stockholders or until a qualified successor is elected and qualified.

Robert L. Cole

I hereby resign as incorporator after executing the foregoing statement.

Dated: May 12, 2003

Incorporator

The following are appended to this statement:

Copy of Stamp Filed Certificate of Incorporation

By-Laws

CERTIFICATION

I, Matthew D. Minotti, Notary Public for the State of Delaware and County of New Castle, do hereby certify that the above and foregoing is a true and correct copy of the original Certificate of Incorporation of WIREWING INC. as received and filed in the Office of the Secretary of State, the 12th day of May in the year of our Lord, two thousand and two, at 9:00 A.M.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office this 12th day of May in the year of our Lord, two thousand and two.

Notary Public

CORPORATE BY-LAWS

OF

WIREWING INC.

OFFICES

1. The registered office of the corporation shall be in the city of Yorklyn, Delaware and the resident agent in charge thereof shall be The Incorporators Ltd. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

CORPORATE SEAL

2. The corporation may transact any and all business without the need for a corporate seal. If a seal is required by law, the corporation may use a facsimile where inscribed therein is the name of the corporation, the year of its incorporation, and the words "Corporate Seal, Delaware". In its discretion, the Board is permitted to acquire and use a true seal setting forth the information noted above.

MEETING OF STOCKHOLDERS

3. The annual meeting of stockholders for the election of directors shall be held on the day of in each year, or if that day be a legal holiday, on the next succeeding day not a legal holiday, at o'clock .M., at which meeting the stockholders shall elect by plurality vote, a Board of Directors, and may transact such other business as may come before the meeting.

4. Special meetings of the stockholders may be called at any time by the President and shall be called by the President or Secretary on the request in writing of a majority of the directors or at the request in writing of a majority of stockholders entitled to vote.

5. All meetings of the stockholders for the elections of directors shall be held at the office of the corporation in the City of Yorklyn, State of Delaware, or at such other place as may be fixed by the Board of Directors, provided that at least ten days' notice be given to the stockholders of the place so fixed. All other meetings of the stockholders shall be held at such place or places, within or without the State of Delaware, as may from time to time be fixed in the notices or waivers of notice thereof.

6. Stockholders of the corporation entitled to vote shall be such persons as are registered on the stock transfer books of the corporation as owners of stock. The Board of Directors may set a record date for annual meetings, but such record date may not be more than 45 days prior to the annual meeting.

7. A complete list of stockholders entitled to vote, arranged in alphabetical order, and showing the address of each stockholder shall be prepared by the Secretary and shall be open to the examination of any stockholder at the place of election, for ten days prior thereto, and during the whole time of the election.

8. Each stockholder entitled to one vote shall, at every meeting of the stockholders, be entitled to one vote for each share held in person or by proxy signed by the stockholder, but no proxy shall be voted on or after three years from its date, unless it provides for a longer period. Such right to vote shall be subject to the right of the Board of Directors to fix a record date for stockholders as provided by these By-Laws.

9. The holders of a majority to the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

10. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question properly brought before such meeting, unless the question is one which by express provision of the statutes of the State of Delaware or of the Certificate of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

11. Notice of all meetings shall be mailed by the Secretary to each stockholder of record entitled to vote at his last known post office address, for annual meetings fifteen days and for special meetings ten days prior thereto.

12. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

13. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of voters that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent, shall be given to those stockholders who have not consented in writing.

DIRECTORS

14. The property and business of the corporation shall be managed and controlled by the Board of Directors.

15. The directors shall hold office until the next annual election and until their successors are elected and qualified. Directors shall be elected by the stockholders, except that if there be any vacancies on the Board of Directors by reason of death, resignation, or otherwise, or if there be any newly created directorships resulting from any increase in the number of directors, such vacancies or newly created directorships may be filled for the unexpired term by a majority of the directors then in office, though less than a quorum.

POWERS OF DIRECTORS

16. The Board of Directors shall have all such powers as may be exercised by directors of a Delaware corporation, subject to the provisions of the statutes of Delaware, the Certificate of Incorporation, and the By-Laws.

MEETINGS OF DIRECTORS

17. After each annual election of directors, the newly elected directors may meet for the purpose of organization, the election of officers, and the transaction of other business, at such time and place as shall be fixed by the stockholders at the annual meeting, and, if a majority of the directors be present at such place and time, no prior notice of such meeting will be required to be given to the directors. The place and time of such meeting may also be fixed by written consent of the directors.

18. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board.

19. Special meetings of the directors may be called by the president on two days' notice in writing or on one days' notice by telegram to each director and shall be called by the president in like manner on the written request of two directors.

20. Special meetings of the directors may be held within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof.

21. A majority of the directors in office at the time of any regular or special meeting shall constitute a quorum unless the By-Laws specify a single director in which case a single director shall constitute a quorum.

22. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

23. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES

24. The Board of Directors may, by resolution, create committees from time to time, which committees shall have and may exercise all the powers and authority of the Board of Directors to manage the business and affairs of the corporation. However, the committees shall not have the power to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, amend the By-Laws of the corporation; and, unless a resolution or the Certificate of Incorporation expressly so provides, no such committee shall have the power to declare a dividend or authorize the issuance of stock.

OFFICERS OF THE CORPORATION

25. The officers of the corporation shall be a president, a secretary, a treasurer, and such other officers as may from time to time be chosen by the Board of Directors. All offices may be held by the same person.

26. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer chosen or appointed by the Board of Directors may be removed either with or without cause at any time by the affirmative vote of a majority of the whole Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the affirmative vote of a majority of the whole Board of Directors.

27. In case of the absence or disability of any officer of the corporation, or for any other reason deemed sufficient by a majority of duties to any other officer or to any director.

SECRETARY

28. The secretary shall attend all meetings of the corporation, the Board of Directors, and committees. He shall act as clerk thereof and shall record all of the proceedings of such meetings in a book kept for that purpose. He shall have custody of the corporate seal of the corporation and shall have authority to affix the seal to any instrument requiring it and when so affixed, it may be attested by his signature. He shall give proper notice of meetings of stockholders and directors and shall perform other such duties as shall be assigned to him by the president or the Board of Directors.

TREASURER

29. The treasurer shall have custody of the funds and securities of the corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

30. The treasurer shall disburse the funds of the corporation as may be ordered by the Board or the president, taking proper vouchers for such disbursements and shall render to the president and directors, whenever they may require it, an account of all his transactions as treasurer and of the financial condition of the corporation, and at the regular meeting of the Board next preceding the annual members meeting, a like report for the preceding year.

31. The treasurer shall keep an account of stock registered and transferred in such manner subject to such regulations as the Board of Directors may prescribe.

32. The treasurer shall give the corporation a bond if required by the Board of Directors in such sum and with security satisfactory to the Board of Directors for the faithful performance of the duties of his office and the restoration to the corporation, in the case of his death, resignation, or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession, belonging to the corporation. He shall perform such other duties as the Board of Directors or executive committee may from time to time prescribe or require.

PRESIDENT

33. The president shall be the chief executive officer of the corporation. He shall preside at all meetings of the stockholders and the Board of Directors, and shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

34. The president shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall

be expressly delegated by the Board of Directors to some other office or agent of the corporation.

STOCKS

35. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the president or secretary of the corporation, certifying the number of shares owned by him in the corporation. Certificates may be issued for partly paid shares, and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefore, and the amount paid thereon, shall be specified.

36. Any or all of the signatures on the certificates may be facsimile.

37. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming their certificate of stock to be lost, stolen or destroyed. The Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

CHECKS

38. All checks, drafts, or orders for the payment of money shall be signed by the treasurer or by such other officer or officers as the Board of directors may from time to time designate. No check shall be signed in blank.

BOOKS AND RECORDS

39. The Books, accounts, and records of the corporation, except as otherwise required by the laws of the State of Delaware, may be kept within or without the State of Delaware, at such place or places as may from time to time be designated by the By-Laws or by the resolutions of the directors.

NOTICES

40. Notice required to be given under the provisions of these By-Laws to any director, officer or stockholder, shall not be construed to mean personal notice, but may be given in writing by depositing the same in a post office or letter box, in a post-paid sealed wrapper, addressed to such stockholder, officer, or director at such address as appears on the books of the corporation, and such notice shall be deemed to be given at the time when the same shall thus be mailed. Any stockholder, officer, or director, may waive, in writing, any notice required to be given under these By-Laws, whether before or after the time stated therein.

DIVIDENDS

41. Dividends upon the capital stock of the corporation, subject to the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation.

42. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the best interest of the corporation. The directors may modify or abolish any such reserve in the manner by which it was created.

FISCAL YEAR

43. The fiscal year of the corporation shall be determined by the Board of Directors.

AMENDMENT OF BY-LAWS

44. These By-Laws may be amended, altered, repealed, or added to at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting called for that purpose, by affirmative vote of a majority of the stockholders entitled to vote, or by affirmative vote of a majority of the whole board, as the case may be.

45. Any and all disputes and controversies by and between the shareholders or the directors arising out of or with respect to the business of or affecting the affairs of the corporation, which disputes and controversies cannot be resolved under the terms of the corporate By-Laws or Certificate of Incorporation, because of a tie vote or deadlock between the directors and shareholders shall be settled by arbitration in the following manner. Each side of the dispute shall be entitled to name one arbitrator and both arbitrators so named shall together agree upon a third arbitrator, with the findings of the arbitration panel to be binding upon all parties of the dispute. Unless otherwise mutually agreed by the parties the arbitration shall take place in accordance with and subject to the provisions of the Delaware Uniform Arbitration Act, 10 Del. C. "5701 et.seq.

OPTIONAL

This section contains restrictions on the transfer and ownership of the stock of your corporation.

If you wish to use these restrictions, adopt the following amendment to your By-Laws.

RESOLVED, that the Corporation adopt new By-Laws as attached hereto.

OPTIONAL

35A. The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions on the authority of the corporation to issue stock are that shares of stock of this corporation are to be issued and held by each and every stockholder of this corporation upon and subject to the following terms and conditions:

(1) All of the issued and outstanding stock of all classes shall be held of record by not more than twenty persons, as defined in Section 342 of the General Corporation Law; and

(2) the corporation shall make no offering of any of its stock of any class which would constitute a "public offering" within the meaning of the United States Securities Act of 1933, as it may be amended from time to time; and

(3) the consent of the directors of the corporation shall be required to approve the issuance or transfer of any shares as being in compliance with the foregoing restrictions.

35B. No holder of shares shall sell, assign or otherwise dispose of any share or shares of stock of this corporation to any person, nor shall the legal representative of a deceased stockholder transfer or otherwise dispose of any share or shares of the stock of this corporation to any person, without first offering said share or shares of stock for sale to the corporation at a price representing the true book value thereof at the time of said offer and the corporation shall have the right to purchase the same by the payment of such purchase price at any time within thirty (30) days after receipt of the written notice of said offer, the share or shares shall next be offered for sale to the other stockholders of said corporation at a price representing the true book value thereof at the time of said offer and such other stockholder or stockholders shall have the right to purchase the same by payment of such purchase price at any time within thirty (30) days after receipt of written notice of said offer.

Compliance with the foregoing terms and conditions in regard to the sale, assignment, transfer or other disposition of the shares of stock of this corporation shall be a condition precedent to the transfer of such shares of stock on the books of this corporation.

35C. The corporation shall issue no share of stock or other corporate obligation which will impair the security of any creditor of the corporation, or creditor of any shareholder where said debt was incurred to invest in the corporation or extend credit to the corporation, without first obtaining the permission of the creditor(s) in writing to issue said stock. Compliance with this requirement shall be a condition precedent to the transfer of said shares of stock on the books of this corporation. Each stock certificate shall bear the inscription "The stock evidenced hereby is subject to certain authority restricting its transferability".